Thomas James Homes, LLC
26880 Aliso Viejo Parkway, Suite 100
Aliso Viejo, CA 92656

August 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Thomas James Homes, Inc. Registration Statement on Form S-1 (File No. 333-259466) Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-259466) filed with the Securities and Exchange Commission (the “Commission”) by Thomas James Homes, Inc. (the “Company”) on September 10, 2021, together with all exhibits thereto (the “Registration Statement”). Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately.

The Company has determined not to pursue, at this time, the contemplated initial public offering to which the Registration Statement relates. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company, however, requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement the Company may file with the Commission.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at Thomas James Homes, LLC, 26880 Aliso Viejo Parkway, Suite 100, Aliso Viejo, CA 92656, Attn: Chief Legal Officer, and to the Company’s legal counsel, Gibson, Dunn & Crutcher LLP, 555 Mission Street, Suite 3000, San Francisco, CA 94105-0921, Attn: Robert Phillips.

Thank you for your attention to this matter. If you have any questions or require additional information, please do not hesitate to contact Robert Phillips of Gibson, Dunn & Crutcher LLP at (415) 393-8239.

Sincerely,

/s/ Anne Lee Benedict
Anne Lee Benedict
Chief Legal Officer, Chief Administrative Officer and Secretary